                                                      FILED PURSUANT TO
                                                      RULE NO. 424(b)(4)
                                                      REGISTRATION NO. 333-12069

[LOGO] CULLIGAN
                               4,994,921 SHARES

                       CULLIGAN WATER TECHNOLOGIES, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                               ----------------

  Of the 4,994,921 shares of Common Stock offered, 998,984 shares are being offered hereby in an international offering outside the United States and 3,995,937 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  All of the shares of Common Stock offered are being sold by the Selling Stockholders. The Selling Stockholders consist of (i) certain corporations affiliated with Carl C. Icahn, a former director of the Company and (ii) Steven J. Green, a former director of the Company, and an entity affiliated with Mr. Green. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the offerings, unless the over-allotment options referred to below are exercised.

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The last reported sale price of the Common Stock, which is listed under the symbol "CUL", on the New York Stock Exchange on October 7, 1996 was $37.625 per share. See "Price Range of Common Stock."

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                     INITIAL
                                      PUBLIC
                                     OFFERING   UNDERWRITING PROCEEDS TO SELLING
                                      PRICE     DISCOUNT(1)    STOCKHOLDERS(2)
                                   ------------ ------------ -------------------
Per Share.........................   $37.625       $1.505          $36.12
Total(3).......................... $187,933,903  $7,517,356     $180,416,547

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of approximately $500,000 payable by the Company.
(3) The Company has granted the International Underwriters an option for 30 days to purchase up to an additional 149,848 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the U.S. Underwriters an over-allotment option with respect to an additional 599,391 shares as part of the concurrent United States offering. If such options are exercised in full, the total initial public offering price and underwriting discount will be $216,124,020 and $8,644,961, respectively, and the proceeds to the Company will be $27,062,512. See "Underwriting."

                               ----------------

  The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about October 11, 1996, against payment therefor in immediately available funds.

GOLDMAN SACHS INTERNATIONAL                 BEAR, STEARNS INTERNATIONAL LIMITED
NATWEST SECURITIES LIMITED  SMITH BARNEY INC    JEFFERIES.INTERNATIONAL LIMITED
CREDIT LYONNAIS SECURITIES        J.P. MORGAN SECURITIES LTD.         SCHRODERS

                               ----------------

                The date of this Prospectus is October 7, 1996.

Inside Front Cover:

Pictures of WaterWare by Culligan (R) faucet mount system, Culligan (R) Mark 100 electronic water softener, Aqua-Cleer (R) reverse osmosis drinking unit, 5-gallon bottled water, Everpure (R) products for the foodservice industry and reverse osmosis demineralization unit and "Hey Culligan Man" (R) logo.

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ADDITIONAL INFORMATION

  Culligan Water Technologies, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has furnished and intends to furnish reports to its stockholders, which will include financial statements audited by its independent accountants, and such other reports as it may determine to furnish or as required by law, including Sections 13(a) and 15(d) of the Exchange Act. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The aforementioned reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock being offered in the Offerings. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is made to such exhibit or document for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement and the exhibits and schedules thereto filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996;

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996;

  3. The description of the Common Stock incorporated by reference in the Company's Registration Statement on Form 8-A dated November 22, 1995;

  4. The description of the rights associated with the Common Stock included in the Company's Registration Statement on Form 8-A dated September 16, 1996; and

  5. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings of the shares of Common Stock.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Culligan Parkway, Northbrook, Illinois, 60062. Attention: Corporate Secretary, telephone (847) 205-6000.

                               ----------------

  Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context otherwise requires, all references herein to the "Company" and "Culligan" are to Culligan Water Technologies, Inc., a Delaware corporation, and its consolidated subsidiaries, and all references herein to "Common Stock" are to the Company's common stock, par value $.01 per share, and the associated rights described under "Description of Capital Stock--Stockholder Rights Plan." Unless otherwise specified, the information in this Prospectus assumes that the over-allotment options granted to the Underwriters are not exercised.

                                  THE COMPANY

  Culligan is one of the world's leading manufacturers and distributors of water purification and treatment products and services for household and consumer, and commercial and industrial applications. Products and services offered by the Company range from those designed to solve common residential water problems, such as filters for tap water and household water softeners, to highly sophisticated equipment and services, such as ultrafiltration and microfiltration products, desalination systems and portable deionization services ("PDS"), designed for complex commercial and industrial applications. In addition, since the Company entered the five-gallon bottled water market in 1987, Culligan's licensed bottled water sales have grown to rank fifth in the five-gallon bottled water market in the United States. In mid-1996, Culligan launched a line of water filtration products for sale through department stores and do-it-yourself outlets utilizing the WaterWare by Culligan(R) tradename.

  Water purification and treatment has developed into a multi-billion dollar global industry in response to increasingly limited potable water supplies, global economic expansion, the increasing need for high-quality or ultrapure water by commercial and industrial companies, heightened public health and safety concerns relating to drinking water, and the promulgation of numerous governmental regulations governing water quality. The United States Environmental Protection Agency's Science Advisory Board, an independent panel established by Congress, has cited drinking water contamination as one of the highest ranking environmental risks. In addition, the recently enacted Safe Drinking Water Act demonstrates a heightened public awareness of the importance of safe drinking water and a recognition of the need for cost-effective technological solutions, such as those supplied by Culligan, to protect public health. The Company believes that it enjoys a competitive advantage in the water purification and treatment industry based on its widely recognized brand names, extensive distribution network, technological expertise, broad range of products and substantial cash flow available for investment, product development and marketing activities. The Company provides complete solutions to pre-use water problems through a combination of testing, product selection, installation, monitoring and service.

  The Company has been an active participant in the water purification and treatment industry since 1936, and its Culligan(R) and Everpure(R) brands, which are associated with high-quality pure water, are among the most recognized in the industry. The Company's products are sold and serviced in over 90 countries through a worldwide network of over 1,400 sales and service centers. Supporting this distribution network, the Company maintains manufacturing facilities in the United States, Italy, Spain and Canada. During the last 15 years, the Company's residential water treatment systems have been installed in over 2.5 million households in the United States, representing the largest installed base in the country. In addition, over 1.3 million of the Company's commercial, industrial, municipal and desalination systems have been installed worldwide. The Company's customer base includes such well known names as McDonald's(R), Coca-Cola(R), Pepsi-Cola(R), Starbucks(R), 7-Eleven(R), Navistar, Owens-Corning, Eli Lilly, Carnival Cruise Lines, Ingersoll-Rand and Union Carbide.

  With net sales of $330.8 million for the twelve months ended July 31, 1996, the Company is one of the leaders in the highly fragmented water purification and treatment industry. The Company and its dealers provide a wide range of services to support its products and offer a full line of accessories and replacement parts. Approximately 48% of the Company's net sales in fiscal 1996 were derived from sources believed to be recurring in nature, such as servicing installed equipment, sales of replacement parts, filters and other consumables, equipment rental and royalties. In fiscal 1996, approximately 40% of the Company's net sales were from export and international sales. The Company conducts its activities in two principal areas: (i) household and consumer, including bottled water, and (ii) commercial and industrial, including portable deionization services and operate and maintain ("O&M") and build, own and operate water and wastewater treatment services.

                              RECENT DEVELOPMENTS

  With the hiring of a new chief executive officer in January 1995 and the Spin-off of Culligan as an independent company in September 1995, the Company re-focused on growth. Management's business plan is designed to direct Culligan's resources towards enhancing the Company's leadership position in a growing yet fragmented industry. In the twelve months since becoming an independent public company, Culligan's accomplishments include the following:

  STRATEGIC ACQUISITIONS. Made four strategic acquisitions to expand the Company's existing businesses:

  . BRUNER, a manufacturer and distributor of water treatment products primarily for commercial and industrial applications, broadening Culligan's commercial presence and complementing its existing channels of distribution;

  . CULLIGAN OPERATING SERVICES, created from the purchase of an O&M business for water and wastewater treatment facilities in the southeastern United States, establishing Culligan's presence in the wastewater treatment market, providing synergies with its existing equipment business, and reinforcing Culligan's position as the complete water solutions provider;

  . ULTRA PURE SYSTEMS, the owner of proprietary carbon block filter technology and a manufacturer of carbon block filters, facilitating the launch of Culligan's consumer filter product line and its Water by Culligan(R) co-branding strategy;

  . ENERSERVE, which builds, owns and operates desalination and other water treatment facilities and sells water by the gallon to hotels and communities in the Caribbean, furthering Culligan's build, own and operate strategy;

  DEALER ACQUISITIONS. Instituted a dealer acquisition program designed to strengthen Culligan's position in major markets. In the last 14 months, Culligan has acquired five domestic and three European dealers as well as a PDS business;

  CONSUMER PRODUCTS. Launched a line of consumer water filtration products for sale through department stores and do-it-yourself outlets under the WaterWare by Culligan(R) brand. The line includes faucet mount filters, under-counter systems and a whole house sediment and rust filtration system, with products expected to be available in over 5,000 retail stores by the end of 1997;

  MARKETING PARTNERSHIPS/CO-BRANDING. Entered into a marketing partnership with Health o Meter, the parent of Mr. Coffee, for co-branded pour through pitchers. Initiated plans for additional marketing partnerships under which Culligan will supply filtration elements for refrigerator water/ice dispenser systems, integral faucet systems, coffee makers and other products, all prominently displaying the Water by Culligan(R) logo, furthering Culligan's strategy to co-brand with partners having strong market shares who can offer rapid channel access with the opportunity to obtain recurring revenues from replacement filter sales;

  INTERNATIONAL EXPANSION. Reorganized international operations, restoring the division to profitability in fiscal 1996 and enhancing revenue growth, and expanded Culligan's worldwide reach by signing joint venture agreements or letters of intent with partners in Australia, India and the Middle East; and

  BRAND REINFORCEMENT. Launched, in partnership with Culligan's U.S. dealer organization, a national television advertising program designed to reinforce Culligan's position as the preeminent brand name in the water purification and treatment industry.

  These accomplishments, combined with programs to maximize manufacturing efficiency and service quality, are intended to establish Culligan as the global water solutions company and are reflected in the Company's recent financial results. Net sales and adjusted income before interest and taxes (excluding a gain from an insurance settlement) for the first six months of the current fiscal year each increased by approximately 17.5% compared to the comparable period of the prior year. See "Selected Historical and Pro Forma Financial Data."

                               BUSINESS STRATEGY

  Consistent with its focus on growth, the Company continues to pursue expansion of its existing operations as well as growth through acquisitions.

 EXPANSION OF EXISTING OPERATIONS

  LEVERAGE THE COMPANY'S BRAND NAMES. Culligan(R) is the preeminent brand name in the water purification and treatment industry. Management plans to continue to extend its Culligan(R) and Everpure(R) brands to additional product and market categories. Specifically, Culligan plans to (i) add more products and outlets to its WaterWare by Culligan(R) consumer line, (ii) seek additional opportunities for joint marketing efforts in which Culligan can satisfy filtration needs under its Water by Culligan(R) logo, designed to gain rapid channel access and recurring revenue, and (iii) market aggressively a full product and service offering to commercial customers with process water, foodservice and medical applications. Culligan, in partnership with its dealers, plans to spend approximately $15 million in the current fiscal year on advertising to promote its products and reinforce its brand names, up from $14.1 million spent in its last fiscal year.

  LEVERAGE AND EXPAND THE COMPANY'S DISTRIBUTION NETWORK. Management believes that additional revenue can be derived from the existing network of Culligan dealers. Many dealers do not currently offer the Company's complete line of household, commercial and industrial products, bottled water and PDS. The Company believes it can facilitate the offering of a more complete line of products in more territories by providing increased technical support and customer financing as well as through other joint marketing arrangements with dealers. The Company also has expanded, and believes it can continue to expand, its distribution network by extending the coverage of Company-owned dealerships in selected markets and by converting competitors' dealers to Culligan dealers in order to penetrate additional territories. The Company believes substantial opportunity also exists to sell additional products directly through Company-owned major market dealerships and through complementary channels, utilizing the nationwide dealer network for installation and ongoing service.

  EUROPEAN GROWTH. The Company plans to broaden its offering of products and services in the countries it currently serves in Europe. The Company is actively building its operations in the United Kingdom and Germany to complement its already strong and growing businesses in France, Italy, Spain and Belgium. Because of the historical differences in the Company's marketing focus on a country-by-country basis, management believes it can expand its European business by aggressively marketing proven products in markets where they previously were not part of its business emphasis.

  INCREASE RESOURCES AVAILABLE TO THE COMMERCIAL AND INDUSTRIAL BUSINESS. The Company continually seeks to expand its markets by focusing on the evolving product and application needs of its customers. To support that effort, the Company has completed recent acquisitions that enhance Culligan's capabilities in the areas of build, own and operate, bid/job specifications and O&M markets, complementing Culligan's existing strengths and allowing the Company to offer a full range of services for process water, foodservice and medical applications. Further, the Company has increased dealer technical and marketing support. Culligan believes that its technical, financial and global resources uniquely position it to provide commercial and industrial customers having small to medium-sized projects with superior solutions and after-sale support.

 GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES

  STRATEGIC ACQUISITIONS. The Company is actively pursuing acquisitions in the fragmented water purification and treatment industry to enhance its portfolio of products and services, to better utilize its distribution strength and to take advantage of its vertically integrated structure. The Company's strategy focuses on adding products, technology, and/or distribution expertise, consistent with its targeting of the household and consumer market and small and medium-sized commercial and industrial projects. For example, the Company recently acquired Ultra Pure Systems, the owner of proprietary carbon block filter technology and a manufacturer of carbon block filters, which facilitated the launch of Culligan's consumer filter product line and its Water by Culligan(R) co-branding strategy.

  DEALER PARTNERSHIPS AND ACQUISITIONS. The Company actively seeks to work with key existing and prospective dealers in an effort to accelerate their growth by supplying needed capital and expertise and by entering into various joint marketing and service programs. To supplement its dealer partnership program, the Company expects to continue to acquire dealerships in major markets to, among other things, broaden the product lines offered in such markets. The Company currently owns 34 of its approximately 1,100 dealerships worldwide. Based on management's estimates that the average dealer has six dollars of equipment, service and other revenue for every dollar of purchases from the Company, management believes that dealer partnerships and acquisitions offer substantial opportunity for growth.

  INTERNATIONAL JOINT VENTURES. Culligan's products, technologies and expertise, including point-of-use filtration technologies and small systems expertise, are ideally suited to the water treatment needs of developing nations. The Company plans to enter many such countries in joint ventures with local partners to accelerate market penetration and take advantage of local knowledge. For example, the Company has signed a letter of intent for a joint venture agreement in India with an Indian partner that already has a strong presence in the water purification and treatment industry; however, no assurance can be given that such joint venture will be completed.

                                    GENERAL

  The Company is a holding company formed in 1993 and conducts all of its operations through its subsidiaries. In September 1995, the Company's former parent, Samsonite Corporation ("Samsonite"), previously named Astrum International Corp. ("Astrum"), distributed to its stockholders all of the Company's then outstanding common stock (the "Spin-off"). As a result of the Spin-off, the Company became a separate public company. In the fourth quarter of fiscal 1996, the Company successfully completed a public offering of 4,025,000 shares of Common Stock.

  The Company's executive offices are located at One Culligan Parkway, Northbrook, Illinois 60062-6209 and its telephone number is (847) 205-6000.

                                 THE OFFERINGS

Common Stock offered by the Selling
 Stockholders:
  United States Offering.............. 3,995,937 shares
  International Offering..............   998,984 shares
                                       -------------
    Total............................. 4,994,921 shares
Common Stock to be outstanding after
 the Offerings(1)..................... 20,590,718 shares
Use of proceeds....................... The Company will not receive any of the proceeds of the Offerings, unless the
                                        Underwriters' over-allotment options are
                                        exercised. See "Use of Proceeds."
Listing............................... The Common Stock is listed on the NYSE under the symbol "CUL".

--------
(1) Based on shares outstanding on the date of this Prospectus and includes 653,668 shares being sold in the Offerings that will be acquired upon exercise of outstanding stock options. See "Principal and Selling Stockholders." Does not include (i) 982,426 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $12.35 per share, most of which are subject to time and performance-based vesting criteria, (ii) 763,500 additional shares reserved for issuance pursuant to the Company's Amended and Restated 1995 Stock Option and Incentive Compensation Plan and Directors' Stock Plan or (iii) 749,239 shares of Common Stock issuable upon exercise in full of the Underwriters' over-allotment options. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus.

SIGNIFICANT NON-CASH CHARGES OF THE COMPANY; REPORTED LOSSES

  As a result of the emergence from bankruptcy of Astrum, Samsonite's predecessor, on June 30, 1993, Astrum and all its subsidiaries, including the Company, were required to adjust their assets and liabilities to reflect their fair values. The reorganization value in excess of identifiable assets of the Company, which was $112 million at the time of Astrum's emergence from bankruptcy, was amortized through charges to the consolidated statement of operations over a three year period that ended in June 1996. While these amounts represent non-cash charges, they have had an adverse effect on reported results of operations in fiscal years 1994, 1995 and 1996 and in the six months ended July 31, 1996. The losses so reported as a result of the amortization of these charges have had a similar effect on reported stockholders' equity. See "Selected Historical and Pro Forma Consolidated Financial Data."

RISKS ASSOCIATED WITH IMPLEMENTING BUSINESS STRATEGY

  GENERAL. The Company's business strategy includes initiatives to increase advertising expenditures, expand its distribution network in both new and existing markets, expand its direct sales force, develop new products, make strategic acquisitions of businesses, products and technology, introduce existing products and technologies into new markets and distribution channels and introduce new products and services internationally. The Company's strategic plan should be considered in light of the risks, expenses and difficulties frequently encountered in growing a business enterprise. The Company expects to incur significant costs in attempting to implement the initiatives described above. Successful implementation of those initiatives will depend on numerous factors, many of which are beyond the Company's control, including economic, competitive and other conditions and uncertainties and no assurance can be given that the Company will be successful in implementing its business strategy. The Company's growth strategy is expected to require greater capital for its successful execution than the Company has previously required. There can be no assurance that the Company will grow as desired. See "Prospectus Summary--Business Strategy."

  ACQUISITIONS. The Company's business strategy depends in part on its ability to effect acquisitions in the fragmented water purification and treatment industry. The Company continually explores acquisition opportunities; however, at the present time, the Company has no agreement with respect to any potential acquisition. The purchase price for potential acquisitions, which could involve consideration substantially in excess of amounts previously paid by the Company for acquisitions, may be paid in cash, through the issuance of Common Stock (which would increase the number of shares of Common Stock outstanding) or other securities of the Company, borrowings, or a combination thereof. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. With respect to recently completed and potential future acquisitions, the Company may encounter various associated risks, including the possible inability to integrate an acquired business into the Company's manufacturing systems, increased goodwill amortization, increased leverage, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Approximately 40% of the Company's net sales for fiscal 1996 were attributable to export and international sales. The Company's operations may be affected by economic, political and governmental conditions in some of the countries where the Company has manufacturing facilities or where its products are sold. In addition, changes in economic or political conditions in any of the countries in which the Company operates could result in unfavorable exchange rates, new or additional currency or exchange controls, other restrictions being imposed on the operations of the Company or expropriation. The Company's operations also may be adversely affected by significant fluctuations in the value of the U.S. dollar and the failure of a partner in an international joint venture to meet performance expectations. See "Prospectus Summary--Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The markets in which the Company competes are highly competitive. The Company competes with many domestic and international companies in its global markets. The principal methods of competition in the markets in which the Company competes are distribution capabilities, product specifications, product knowledge and reputation, technology, service and price. The Company has a significant number of competitors, some of which have greater resources than the Company.

TECHNOLOGICAL AND REGULATORY CHANGE

  The water purification and treatment industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in legislative, regulatory or industrial requirements may render certain of the Company's purification and treatment products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly.

RESTRICTIVE COVENANTS

  The Company's bank credit facility (the "Credit Facility") requires the Company to achieve and maintain certain financial ratios. In addition, the Credit Facility contains numerous financial and operating covenants, including restrictions on the ability of the Company to pay dividends, incur indebtedness, merge, consolidate or transfer all or substantially all of its assets, make certain sales of assets, and create, incur or permit the existence of certain liens. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Such financial ratios, restrictions and covenants affect the operating flexibility of the Company. The failure to maintain the ratios or to comply with the covenants would result in a default and permit the lenders under the Credit Facility to accelerate the maturity of the indebtedness governed by the Credit Facility and related instruments.

CONTROLLING STOCKHOLDERS

  Prior to giving effect to the Offerings, certain entities affiliated with Carl C. Icahn (collectively, "Icahn") and affiliates of Apollo Advisors, L.P. (collectively "Apollo") beneficially own approximately 17.3% and 36.8%, respectively, of the outstanding Common Stock. Upon completion of the Offerings, Icahn will no longer beneficially own any shares of Common Stock and Apollo will own approximately 35.6% of the outstanding Common Stock (34.4% if the over-allotment options granted to the Underwriters are exercised in full). By reason of such percentage ownership, Apollo may have significant control over the management and policies of the Company.

  The level of ownership of the outstanding Common Stock by the Company's principal stockholders may have the effect of making more difficult or of discouraging, absent the support of such stockholders, a proxy contest, a merger involving the Company, a tender offer, an open market purchase program or other purchases of the Common Stock that could give holders of such stock the opportunity to realize a premium over the then-prevailing market price for their shares of the Common Stock. See "Principal and Selling Stockholders."

CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation, Amended and Restated By-Laws and the Company's stockholder rights plan, together or separately, may discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include a classified board of directors, the ability to issue, without further stockholder approval, preferred stock with rights and privileges which would be senior to the Common Stock and advance notice procedures for stockholders to nominate candidates for election as directors of the Company and submit proposals for consideration at stockholders' meetings. See "Description of Capital Stock--Certain Charter and By-Laws Provisions" and "--Stockholder Rights Plan."

SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales in the public market of substantial amounts of Common Stock (including shares of Common Stock acquired upon the exercise of options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

DIVIDEND POLICY

  The Company does not intend to declare any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The Company will receive no part of the proceeds from the sale of shares of Common Stock contemplated hereby, unless the Underwriters' over-allotment options are exercised. If such over-allotment options are exercised in full, the Company will receive net proceeds (after payment of the estimated expenses of the Offerings) of approximately $26.6 million which it will use to repay indebtedness under the Credit Facility. During the first six months of fiscal 1997, borrowings under the Credit Facility bore interest at a weighted average interest rate of 6.8% per annum. The Company will bear all expenses incurred in connection with the Offerings, other than underwriting discounts and commissions borne by the Selling Stockholders.

                                CAPITALIZATION

  The following table sets forth the Company's capitalization as of July 31, 1996. The information set forth in the table should be read in conjunction with "Selected Historical and Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                  JULY 31, 1996
                                                                  -------------
                                                                  (IN THOUSANDS)
Cash and cash equivalents........................................   $  5,533
                                                                    ========
Short-term debt:
  Notes payable and current maturities of long-term debt.........   $ 10,073
                                                                    ========
Long-term debt:
  Notes payable to banks.........................................   $ 39,524
  Other..........................................................      1,158
                                                                    --------
    Total long-term debt.........................................     40,682
                                                                    ========
Stockholders' equity:
  Common stock, $.01 par value per share:
    60,000,000 shares authorized; 19,918,950 shares issued
     and outstanding (1).........................................        199
  Additional paid-in capital.....................................    196,011
  Retained earnings (deficit)....................................    (78,252)
  Foreign currency translation adjustment........................       (518)
                                                                    --------
    Total stockholders' equity...................................    117,440
                                                                    --------
    Total capitalization.........................................   $168,195
                                                                    ========

--------
(1) Does not include (i) 1,650,594 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.78 per share, most of which are subject to time and performance-based vesting criteria, (ii) 762,000 additional shares reserved for issuance pursuant to the Company's Amended and Restated 1995 Stock Option and Incentive Compensation Plan and Directors' Stock Plan or (iii) 749,239 shares of Common Stock issuable upon exercise in full of the Underwriters' over-allotment options. See "Use of Proceeds."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed on the NYSE under the symbol "CUL." The following table sets forth the high and low sale prices per share of the Common Stock as reported on the NYSE since December 15, 1995.

      PERIOD                                                        HIGH   LOW
      ------                                                       ------ ------
      Dec. 15, 1995-Jan. 31, 1996................................. 28 1/4 22 1/2
      Feb. 1, 1996-Apr. 30, 1996.................................. 33 3/4 27 5/8
      May 1, 1996-July 31, 1996................................... 40 3/4 32 3/4
      August 1, 1996-October 7, 1996.............................. 40 1/4 32 7/8

  From the Spin-off until December 15, 1995, there was no established public trading market for the Common Stock. During such period, approximately 84% of the Common Stock was held by four beneficial owners and the Common Stock was not listed on any securities exchange. During that period, the Common Stock was traded in interdealer and over-the-counter bulletin board transactions. The range of the bid quotations for the Common Stock from the Spin-off through December 14, 1995 ranged from a high of $25 per share on December 12, 1995 to a low of $14 per share on September 28, 1995. Although the quotations for the period prior to December 15, 1995 have been obtained from sources believed to be reliable, no assurances can be given with respect to the accuracy of such quotations or as to whether other bid prices higher or lower than those set forth above may have been quoted. In addition, such quotations reflect interdealer prices, which may not include retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

  At August 31, 1996, there were 93 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has not declared any cash dividends on the Common Stock since the Spin-off. The Company currently anticipates that it will not pay cash dividends on shares of the Common Stock in the foreseeable future. The payment of dividends will be a business decision to be made by the Company's Board of Directors from time to time based on such considerations as the Board of Directors deems relevant, will be payable only out of funds legally available under Delaware law and will be subject to any restrictions which may be contained in the Company's debt instruments. The payment of cash dividends on the Common Stock is currently restricted by the Credit Facility. For a description of dividends paid during periods prior to the Spin-off, see the Company's Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 31, 1996. Such dividends paid prior to the Spin-off are not indicative of the Company's present or future dividend policy.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The selected historical financial data presented below are derived from the Company's audited consolidated financial statements. The Company's consolidated financial statements as of and for the fiscal years ended January 31, 1994, January 31, 1995 and January 31, 1996 have been audited by KPMG Peat Marwick LLP ("Peat Marwick"), independent auditors. Peat Marwick's report on the Company's consolidated financial statements for the fiscal year ended January 31, 1994 contains language that (i) explains the financial statements for periods subsequent to June 30, 1993 are presented on a different cost basis than for prior periods and, therefore, are not comparable; and (ii) highlights changes in methods for accounting for income taxes and post-retirement benefits other than pensions. The selected historical data as of and for the six months ended July 31, 1995 and 1996 are unaudited but, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial data for such periods.

  The selected pro forma statement of operations data for the fiscal year ended January 31, 1996 give effect to (i) the Company's borrowings under the Credit Facility during July 1995 that were used to repay an outstanding note payable to Samsonite (the "Refinancing") and (ii) the public offering of 4,025,000 shares of the Company's Common Stock in the fourth quarter of 1996 (the "Initial Offering"), the proceeds from which were used to repay borrowings under the Credit Facility, in each case as if they had occurred on February 1, 1995. The pro forma statement of operations is based on the audited consolidated financial statements of the Company for the fiscal year ended January 31, 1996. The pro forma statement of operations is not necessarily indicative of the results of operations that would have been reported if such transactions had occurred on the date referred to, nor are they necessarily indicative of the results of operations to be expected in the future.

  The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended January 31, 1996 which are incorporated by reference herein.

                                PREDECESSOR COMPANY (a)                        REORGANIZED COMPANY (a)
                               ----------------------------  --------------------------------------------------------------
                                                     FIVE       SEVEN
                                  YEAR ENDED        MONTHS     MONTHS       YEAR ENDED        PRO FORMA  SIX MONTHS ENDED
                                  JANUARY 31,       ENDED       ENDED       JANUARY 31,      YEAR ENDED      JULY 31,
                               ------------------  JUNE 30,  JANUARY 31, ------------------  JANUARY 31, ------------------
                                 1992      1993      1993       1994       1995      1996     1996 (B)     1995      1996
                               --------  --------  --------  ----------- --------  --------  ----------- --------  --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Net Sales....................  $259,805  $261,924  $109,748   $154,325   $280,051  $304,502   $304,502   $148,982  $175,312
Cost of Goods Sold (f).......   142,590   144,343    60,894     87,112    155,829   168,363    168,363     80,679    97,202
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
Gross Profit.................   117,215   117,581    48,854     67,213    124,222   136,139    136,139     68,303    78,110
Selling, General and
 Administrative (f)..........    91,157    87,817    36,339     50,341     91,989    95,723     95,723     48,510    54,050
Administrative Expenses
 Allocated from Samsonite
 (c).........................       --        --        --         --       1,095       --         --         --        --
Restructuring Expenses (d)...       --        --        --       2,103      5,917       --         --         --        --
Amortization of Intangible
 Assets (e)..................     1,704     1,745       731     22,554     38,691    38,802     38,802     19,321    16,345
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
Operating Income (Loss)......    24,354    28,019    11,784     (7,785)   (13,470)    1,614      1,614        472     7,715
Other Income (Expense), Net
 (g).........................     2,924       151      (324)     1,919        398     2,867      2,867      1,244     2,969
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
Income (Loss) Before Interest
 and Taxes...................    27,278    28,170    11,460     (5,866)   (13,072)    4,481      4,481      1,716    10,684
Interest Income..............     4,288     4,253     1,436        886      1,439     1,576      1,576        770     1,093
Interest Expense (h).........    (2,115)   (2,229)   (1,039)   (11,576)   (19,085)  (12,426)    (5,193)    (7,373)   (2,705)
Income Taxes.................   (13,013)  (15,678)   (4,387)    (3,434)    (5,678)  (14,910)   (17,803)    (6,280)   (9,659)
Cumulative Effect of Changes
 in Accounting Principles for
 --Postretirement Benefits
  (Net of Taxes of $220).....    (3,708)      --        --         --         --        --         --         --        --
 --Income Taxes..............       --      4,602       --         --         --        --         --         --        --
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
Net Income (Loss)............  $ 12,730  $ 19,118  $  7,470   $(19,990)  $(36,396) $(21,279)  $(16,939)  $(11,167) $   (587)
                               ========  ========  ========   ========   ========  ========   ========   ========  ========
Outstanding Shares (000's)...                                                                   19,914               19,915
Net Loss Per Share...........                                                                 $  (0.85)            $  (0.03)
                                                                                              ========             ========
OTHER DATA:
Income (Loss) Before Interest
 and Taxes...................  $ 27,278  $ 28,170  $ 11,460   $ (5,866)  $(13,072) $  4,481   $  4,481   $  1,716  $ 10,684
"Fresh Start" Amortization
 and Depreciation............       --        --        --      24,089     40,743    40,238     40,238     20,157    16,879
Administrative Expenses
 Allocated from Samsonite....       --        --        --         --       1,095       --         --         --        --
Restructuring Expenses.......       --        --        --       2,103      5,917       --         --         --        --
Gain on Insurance Settlement.       --        --        --         --         --        --         --         --     (1,880)
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
Adjusted Income Before
 Interest and Taxes..........    27,278    28,170    11,460     20,326     34,683    44,719     44,719     21,873    25,683
Depreciation and Amortization
 (Other than "Fresh Start")..     8,786     9,067     3,906      4,161      7,227     7,973      7,973      3,667     4,303
                               --------  --------  --------   --------   --------  --------   --------   --------  --------
EBITDA (i)...................  $ 36,064  $ 37,237  $ 15,366   $ 24,487   $ 41,910  $ 52,692   $ 52,692   $ 25,540  $ 29,986
-------------------------------
                               ========  ========  ========   ========   ========  ========   ========   ========  ========

                                            (see footnotes beginning on page 18)

IMPACT OF FAIR VALUE ADJUSTMENTS ATTRIBUTABLE TO THE REORGANIZATION OF ASTRUM AND ITEMS NOT EXPECTED TO RECUR:

  Included in the Reorganized Company's statements of operations subsequent to June 30, 1993, are amortization and depreciation related to adjustments of assets and liabilities to fair value in connection with the adoption of the American Institute of Certified Public Accountants Statement of Position 90-7 entitled "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). The most significant adjustment relates to reorganization value in excess of identifiable assets which was amortized over a three year period that ended in June of 1996. In addition, the Reorganized Company's statement of operations for the six months ended July 31, 1996 includes a gain from an insurance settlement which is not expected to recur. Due to the significance of these items, and considering that they are either of a short duration or nonrecurring, management believes that it is useful to isolate their impact on the statements of operations. The after-tax impact on net income and the impact on net loss per share are shown below. This information does not represent and should not be considered an alternative to net income, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance.

                                                          PRO FORMA  SIX MONTHS
                                                         YEAR ENDED    ENDED
                                                         JANUARY 31,  JULY 31,
                                                            1996        1996
                                                         ----------- ----------
                                                         (DOLLARS IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
      Amortization of Reorganization Value in Excess of
       Identifiable Assets(e)..........................   $(37,322)   $(15,551)
      Gain on Insurance Settlement(g)..................        --        1,880
      Income Tax Provision.............................        --         (733)
                                                          --------    --------
      After-Tax Impact on Net Income...................   $(37,322)   $(14,404)
                                                          ========    ========
      Impact on Net Loss Per Share.....................   $  (1.87)   $  (0.72)
                                                          ========    ========

                                           (see footnotes beginning on page 18)

-------
(a) In June 1993, Samsonite's predecessor, Astrum, completed a financial restructuring pursuant to a plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"). Effective June 30, 1993 and pursuant to SOP 90-7, Astrum and all its subsidiaries, including the Company, were required to adjust their assets and liabilities to their fair ("fresh start") values. Due to the effect of SOP 90-7, Amortization of Intangible Assets and Interest Expense (see notes (e) and (h) below) for the periods before and after June 30, 1993 are not comparable. The information for the "Predecessor Company" reflects activity occurring through June 30, 1993, prior to the effectiveness of the Plan and the information for the "Reorganized Company" reflects activity occurring after such date.
(b) The pro forma statement of operations data for fiscal 1996 gives effect to the Refinancing and the Initial Offering, in each case as if they had occurred on February 1, 1995. The effects of these transactions are set forth below.
  (i) Refinancing: Pro forma interest expense as a result of the Refinancing decreased by $1.3 million for fiscal 1996, reflecting the capitalization of the Company as a stand alone company and the borrowing under the Credit Facility. The interest rate on the borrowing under the Credit Facility was assumed to be 8.0% as compared to the interest rate on the note payable to Samsonite of 11.5%.
  (ii) Initial Offering: Reflects the sale of 4,025,000 shares of Common Stock in the Initial Offering and a reduction in interest expense of $5.9 million for fiscal 1996, reflecting the repayment of borrowings under the Credit Facility with the net proceeds from the Initial Offering and the reduction in the assumed interest rate to 6.5% resulting from the reduced borrowings. A fluctuation of 1/8% in the interest rate would result in a corresponding increase or decrease in interest expense for fiscal 1996 of $18,254.
  (iii) Income taxes have been adjusted to reflect the adjustments described in (i) and (ii) above.
(c) Administrative Expenses Allocated from Samsonite represent certain accounting and management services performed for the benefit of the Company primarily related to Astrum's reorganization and the Spin-off. In prior years, these services were not provided, and are not anticipated to recur on an on-going basis.
(d) The Company implemented a plan to consolidate the production facilities and administrative functions of certain operations in Europe. The severance, other personnel related costs and facility shut-down expenses related to the restructuring resulted in charges in fiscal 1994 and fiscal 1995 of $2.1 million and $5.9 million, respectively.
(e) Amortization of Intangible Assets consists of the following:

                                                                PREDECESSOR COMPANY(A)           REORGANIZED COMPANY(A)
                                                                ---------------------- -------------------------------------------
                                                                                FIVE      SEVEN
                                                       EXPECTED  YEAR ENDED    MONTHS    MONTHS      YEAR ENDED      SIX MONTHS
                                                        USEFUL   JANUARY 31,   ENDED      ENDED      JANUARY 31,   ENDED JULY 31,
                                                         LIFE   ------------- JUNE 30, JANUARY 31, --------------- ---------------
                                                       (YEARS)   1992   1993    1993      1994      1995    1996    1995    1996
                                                       -------- ------ ------ -------- ----------- ------- ------- ------- -------
                                                                                 (DOLLARS IN THOUSANDS)
   Amortization of Reorganization Value in
    Excess of Identifiable Assets...........                 3     --     --     --      $21,771   $37,322 $37,322 $18,660 $15,551
   Amortization of Trademarks...............                40     --     --     --          758     1,300   1,300     650     650
                                                       -------  ------ ------   ----     -------   ------- ------- ------- -------
   "Fresh Start" Amortization...............               --      --     --     --       22,529    38,622  38,622  19,310  16,201
   Amortization of Other Intangibles........           3 to 40  $1,704 $1,745   $731          25        69     180      11     144
                                                                ------ ------   ----     -------   ------- ------- ------- -------
   Amortization of Intangible Assets........                    $1,704 $1,745   $731     $22,554   $38,691 $38,802 $19,321 $16,345
   --------------------------------------------------
                                                                ====== ======   ====     =======   ======= ======= ======= =======

  "Fresh Start" Amortization represents the expense arising solely as a result of "fresh start" accounting in accordance with SOP 90-7.
(f) Depreciation included in Cost of Goods Sold and Selling, General and Administrative related to adjustments of assets and liabilities to fair value in connection with the adoption of SOP 90-7 consists of the following:

                                                                         SIX
                                                                       MONTHS
                                           SEVEN MONTHS  YEAR ENDED     ENDED
                                              ENDED      JANUARY 31,  JULY 31,
                                           JANUARY 31,  ------------- ---------
                                               1994      1995   1996  1995 1996
                                           ------------ ------ ------ ---- ----
                                                      (IN THOUSANDS)
   "Fresh Start" Depreciation in Cost of
    Goods Sold............................    $1,040    $1,414 $1,077 $565 $452
   "Fresh Start" Depreciation in Selling,
    General and Administrative............       520       707    539  282  226
                                              ------    ------ ------ ---- ----
   Total "Fresh Start" Depreciation.......    $1,560    $2,121 $1,616 $847 $678
                                              ======    ====== ====== ==== ====

  Property and equipment revalued in connection with the adoption of SOP 90-7 are being depreciated over their respective estimated useful lives, primarily ranging from two to six years.
(g) Other Income (Expense), Net for the six month period ended July 31, 1996 includes a gain of $1.9 million on an insurance settlement associated with a fire at the Company's Belgian facility in July 1993.
(h) Interest Expense for periods subsequent to June 30, 1993 includes interest on the $150 million note payable to Samsonite issued in connection with Astrum's reorganization. A principal payment of $20 million to Samsonite and a $30 million contribution by Samsonite to equity capital of the Company on December 1, 1994 and January 31, 1995, respectively, reduced the outstanding principal during fiscal 1995. The outstanding balance of such note was repaid in full in connection with the Refinancing.
(i) EBITDA is defined as income before interest and taxes, restructuring expenses, gain on insurance settlement and administrative expenses allocated from Samsonite plus depreciation and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation or as an alternative to net income, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity.

                         PREDECESSOR COMPANY                REORGANIZED COMPANY(a)
                         ----------------------    -----------------------------------------------
                          AS OF JANUARY 31,            AS OF JANUARY 31,
                         ----------------------    -------------------------------- AS OF JULY 31,
                           1992         1993         1994        1995      1996(b)       1996
                         ---------    ---------    --------    --------    -------- --------------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Property, Plant and
 Equipment, Net......... $  43,555    $  45,326    $ 68,043    $ 68,974    $ 70,749    $ 68,120
Total Assets............   280,595(c)   305,183(c)  331,035(c)  303,431     292,570     292,977
Long-Term Debt and
 Capital Lease
 Obligations (Including
 Current Debt)..........    11,676       11,959     159,404     114,635(d)   48,324      50,755
Total Liabilities.......   104,797      113,101     278,734     255,187     173,481     175,537
Stockholders' Equity....   175,798      192,082      52,301(e)   48,244     119,089     117,440

--------
(a) Includes the effects of SOP 90-7 "fresh start" reporting recorded at June 30, 1993, net of depreciation and amortization. Pursuant to SOP 90-7, the net book value of property and equipment was increased by $28 million, intangible and other assets were increased by $110 million, and a deferred tax liability of $35 million was recorded. In addition, in June 1993, the Company issued a subordinated note payable to Samsonite in the amount of $150 million.
(b) During fiscal 1996, the Company completed the sale of 4,025,000 shares of Common Stock in the Initial Offering. Net proceeds included in equity capital at January 31, 1996 are approximately $87 million. The Company used such proceeds to repay borrowings under the Credit Facility. Also during fiscal 1996, prior to the Spin-off, Samsonite contributed approximately $5 million to equity capital of the Company.
(c) Prior to January 25, 1991, all of the Company's domestic cash requirements were funded through the centralized cash management system of Samsonite. At January 25, 1991, the Company assumed responsibility for its cash management and Samsonite transferred $35 million to the Company. As a result of this change, cash increased by $32 million and $20 million at January 31, 1992 and 1993, respectively. At January 31, 1994, cash decreased $91 million primarily as a result of payments of dividends and intercompany payables in connection with Astrum's reorganization.
(d) During fiscal 1995, a principal payment of $20 million to Samsonite and a $30 million contribution by Samsonite to equity capital of the Company were made on December 1, 1994 and January 31, 1995, respectively, related to the note payable to Samsonite.
(e) During fiscal 1994, the Company paid dividends to Samsonite of $76 million. In addition, the effects of "fresh start" reporting recorded at June 30, 1993, net of the impact of issuing the $150 million note payable to Samsonite, reduced equity capital by approximately $47 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 10-K for the year ended January 31, 1996 filed with the Securities and Exchange Commission. As a result of the Spin-off, the Company became a separate public company in September 1995. Following the Spin-off, the Company completed a public offering of 4,025,000 shares of Common Stock. The Company's fiscal year ends on January 31. The following discussion and analysis of results of operations compare (i) the Company's results of operations for the six months ended July 31, 1996 with the Company's results of operations for the six months ended July 31, 1995, (ii) the Company's results of operations for fiscal 1996 with the Company's results of operations for fiscal 1995, and (iii) the Company's results of operations for fiscal 1995 with the combined results of operations for the five months ended June 30, 1993 for the Predecessor Company and the Reorganized Company's results of operations for the seven months ended January 31, 1994. Due to a revaluation of assets and liabilities and the adoption of a new basis of accounting from "fresh start" reporting, the results of operations for periods subsequent to June 30, 1993 are not comparable to the results of operations for prior periods.

RESULTS OF OPERATIONS

 COMPARATIVE SUMMARY OF OPERATING RESULTS

  As an aid to understanding the Company's operations on a comparative basis, the following table presents certain statements of operations and other data for fiscal 1994, 1995 and 1996 and the six months ended July 31, 1995 and 1996.

                                                                                SIX MONTHS
                           FISCAL 1994    FISCAL 1995     FISCAL 1996         ENDED JULY 31,
                          -------------  --------------  -------------  ----------------------------
                                                                            1995           1996
                                                                        -------------  -------------
                                  % OF            % OF           % OF           % OF           % OF
                                   NET             NET            NET            NET            NET
                          DOLLARS SALES  DOLLARS  SALES  DOLLARS SALES  DOLLARS SALES  DOLLARS SALES
                          ------- -----  -------  -----  ------- -----  ------- -----  ------- -----
                                                  (DOLLARS IN MILLIONS)
Net Sales...............  $264.1  100.0% $280.1   100.0% $304.5  100.0% $149.0  100.0% $175.3  100.0%
Gross Profit............   116.1   44.0%  124.2    44.3%  136.1   44.7%   68.3   45.8%   78.1   44.6%
Selling, General and
 Administrative
 Expenses...............    86.7   32.8%   92.0    32.8%   95.7   31.4%   48.5   32.6%   54.1   30.9%
Administrative Expenses
 Allocated From
 Samsonite..............      --            1.1              --             --             --
Restructuring Expenses..     2.1            5.9              --             --             --
Amortization of
 Intangible Assets......    23.3           38.7            38.8           19.3           16.3
                          ------         ------          ------         ------         ------
Operating Income (Loss).     4.0          (13.5)            1.6            0.5            7.7
Other Income (Expense),
 Net (a)................     1.6            0.4             2.9            1.2            3.0
                          ------         ------          ------         ------         ------
Income (Loss) Before
 Interest and Taxes.....  $  5.6         ($13.1)         $  4.5         $  1.7         $ 10.7
                          ======         ======          ======         ======         ======
Adjusted Income Before
 Interest and Taxes(b)..  $ 31.8   12.0% $ 34.7    12.4% $ 44.7   14.7% $ 21.9   14.7% $ 25.7   14.7%
EBITDA(b)...............  $ 39.9   15.1% $ 41.9    15.0% $ 52.7   17.3% $ 25.5   17.1% $ 30.0   17.1%

--------
(a) Other Income (Expense), Net for the six month period ended July 31, 1996 includes a gain of $1.9 million on an insurance settlement associated with a fire at the Company's Belgian facility in July 1993.

(b) Adjusted income before interest and taxes and EBITDA have been calculated as follows:

                                                                   SIX MONTHS
                                                   YEAR ENDED         ENDED
                                                  JANUARY 31,       JULY 31,
                                               ------------------- -----------
                                               1994   1995   1996  1995  1996
                                               ----- ------  ----- ----- -----
                                                       (IN MILLIONS)
   Income (Loss) Before Interest and Taxes.... $ 5.6 ($13.1) $ 4.5 $ 1.7 $10.7
   "Fresh Start" Amortization and
    Depreciation..............................  24.1   40.8   40.2  20.2  16.9
   Administrative Expenses Allocated from
    Samsonite.................................    --    1.1     --    --    --
   Restructuring Expenses.....................   2.1    5.9     --    --    --
   Gain on Insurance Settlement...............    --     --     --    --  (1.9)
                                               ----- ------  ----- ----- -----
   Adjusted Income Before Interest and Taxes..  31.8   34.7   44.7  21.9  25.7
   Depreciation and Amortization (Other than
    "Fresh Start")............................   8.1    7.2    8.0   3.6   4.3
                                               ----- ------  ----- ----- -----
   EBITDA..................................... $39.9 $ 41.9  $52.7 $25.5 $30.0
                                               ===== ======  ===== ===== =====

 SIX MONTHS ENDED JULY 31, 1996 COMPARED TO SIX MONTHS ENDED JULY 31, 1995

  Net Sales: Net sales increased $26.3 million, or 17.7%, from $149.0 million for the six months ended July 31, 1995 to $175.3 million for the six months ended July 31, 1996. Household product sales increased $12.4 million, or 15.3%, primarily due to increased sales at Company-owned dealerships in both the U.S. and France and the continued demand for the Company's drinking and bottled water products in the U.S. Approximately $2.0 million of the increase in household product sales was attributable to the acquisition of retail dealers made during the last two quarters of fiscal 1996. Commercial and industrial product sales increased $13.9 million, or 20.2%, primarily due to acquisitions consummated in the fourth quarter of fiscal 1996 and increased market penetration in non-U.S. markets.

  Gross Profit: Gross profit increased to $78.1 million for the six months ended July 31, 1996 from $68.3 million in the prior year, an increase of $9.8 million, or 14.3%. Gross profit as a percentage of sales decreased to 44.6% for the six month period ended July 31, 1996 from 45.8% during the prior year's comparable period. This decrease resulted from an expected shift in product mix primarily resulting from the acquisitions of commercial and industrial product lines completed at the end of fiscal 1996.

  Selling, General and Administrative ("SG&A"): As a percentage of sales, SG&A was 30.9% for the six month period ended July 31, 1996, decreasing, as a percentage of sales, by 1.7% from the prior year's comparable period. The improvement was related to continued cost containment initiatives as well as the impact from acquired businesses which have, after integration, a SG&A level as a percentage of sales below the Company's historical levels.

  Amortization of Intangible Assets: Amortization of intangible assets decreased by $3.0 million in the six month period of fiscal 1997 from the prior year's comparable period due to the "Reorganization Value in Excess of Identifiable Assets" attributable to the Company's former parent, which became fully amortized in June 1996. This decrease was slightly offset by amortization related to intangibles recorded in connection with the Company's acquisitions consummated during the fourth quarter of fiscal 1996. Amortization of intangible assets related to such "Reorganization Value in Excess of Identifiable Assets" was $15.6 million in the six months ended July 31, 1996 and $18.7 million in the six months ended July 31, 1995.

  Other Income (Expense), Net: In the first six months of fiscal 1997, other income (expense), net included a gain of $1.9 million from an insurance settlement related to a fire at the Company's Belgian facility in July 1993.

  Adjusted Income Before Interest and Taxes: For the six month period ended July 31, 1996, adjusted income before interest and taxes increased $3.8 million, or 17.4%, to $25.7 million from $21.9 million for the prior year's comparable period due principally to the reasons described above.

  EBITDA: EBITDA as a percentage of sales was 17.1% in each of the six month periods. Increased sales and the improvement in SG&A as a percentage of sales were offset by expected decreases in the gross profit percentages.

  Interest Income (Expense), Net: Interest expense, net of interest income, decreased to $1.6 million during the first six months of fiscal 1997 from $6.6 million in the prior year's comparable period due to a reduction in borrowings resulting from the repayment of debt with proceeds from the Company's equity offering in the fourth quarter of fiscal 1996 and more favorable interest rates resulting from the refinancing of debt in July 1995.

  Income Taxes: The effective tax rate differs from the statutory rate primarily because of the nondeductibility of the "Amortization of Reorganization Value in Excess of Identifiable Assets."

 FISCAL 1996 COMPARED TO FISCAL 1995

  Net Sales: The Company achieved record sales and earnings in fiscal 1996. Sales were $304.5 million in fiscal 1996, an increase of $24.4 million or 8.7% from the fiscal 1995 total of $280.1 million. All business units reported increased sales, led by household product sales which increased $18.0 million or 12.4%, largely due to strong sales growth outside the U.S., the inclusion of the sales of an acquired retail dealer and moderate gains in sales of U.S. drinking water products. Commercial and industrial product sales improved $6.4 million or 4.8%, as these product categories continued to benefit from improved business conditions in non-U.S. markets and the continued improvement domestically by the Company's Everpure subsidiary. Changes in currency exchange rates had a favorable effect of $6.6 million in the year-to-year comparison.

  Gross Profit: Gross profit increased to $136.1 million in fiscal 1996 compared to $124.2 million in fiscal 1995, a 9.6% improvement. The Company's gross profit as a percentage of sales improved to 44.7% from 44.3%. The principal reasons for the improved margins as a percentage of sales were the mix of products sold internationally, as well as improved profitability related to commercial and industrial projects, both domestically and internationally.

  Selling, General and Administrative Expenses: As a percentage of sales, SG&A was 31.4% in fiscal 1996 as compared with 32.8% in fiscal 1995. The improvement was due to cost and work force reductions internationally, operational cost improvements domestically and administrative cost containment initiatives implemented by the Company's new management team.

  Restructuring Expenses: The restructuring of the Company's European manufacturing and distribution operations resulted in charges totaling $5.9 million in fiscal 1995. The charges included severance costs, inventory writedowns, architectural fees, and one time retention bonuses for key management employees responsible for carrying out the restructuring. The remaining restructuring charges to be paid amount to $1.3 million.

  Amortization of Intangible Assets: Amortization of intangible assets increased slightly to $38.8 million in fiscal 1996 from $38.7 million in fiscal 1995 as a result of amortization related to the intangible assets recorded in connection with the Company's acquisitions consummated during the fourth quarter of fiscal 1996. Amortization of intangible assets in fiscal 1996 and fiscal 1995 includes $37.3 million of "Amortization of Reorganization Value in Excess of Identifiable Assets" resulting from "fresh start" accounting as required by SOP 90-7.

  Other Income (Expense), Net: The increase in other income (expense), net in fiscal 1996 from fiscal 1995 was the result of earnings reported from an affiliate recorded under the equity method of accounting.

  Adjusted Income Before Interest and Taxes: Adjusted income before interest and taxes increased $10.0 million or 28.8% from $34.7 million in fiscal 1995 to $44.7 million in fiscal 1996 due principally to the reasons described above.

  EBITDA: EBITDA as a percentage of sales increased to 17.3% in fiscal 1996 from 15.0% in fiscal 1995 due primarily to increased sales and an improvement in gross profit margins and SG&A as a percentage of sales.

  Interest Income (Expense), Net: Interest income (expense), net decreased to $10.9 million in fiscal 1996 from $17.6 million in fiscal 1995 principally as a result of a reduction in borrowings during the year, and more favorable interest rates as a result of the Refinancing in July 1995.

  Income Taxes: The effective tax rate differs from the statutory rate primarily because of the nondeductibility of the "Amortization of Reorganization Value in Excess of Identifiable Assets" and differences in non-U.S. tax rates.

 FISCAL 1995 COMPARED TO COMBINED RESULTS FOR FISCAL 1994

  Net Sales: Net sales increased $16.0 million, or 6.1%, from $264.1 million in fiscal 1994 to $280.1 million in fiscal 1995. Household product sales increased by $13.5 million, or 10.2%. This increase was due primarily to the success of continued product promotions and an improvement in both the U.S. and European economies. Commercial and industrial sales increased $2.5 million, or 1.9%, primarily as a result of strong sales of commercial filter products, both domestically and in non-U.S. markets, offset, in part, by an unfavorable foreign exchange impact of $0.6 million.

  Gross Profit: Gross profit increased to $124.2 million in fiscal 1995 from $116.1 million in fiscal 1994, an increase of $8.1 million, or 7.0%. Gross profit as a percentage of sales increased to 44.3% in fiscal 1995 from 44.0% in fiscal 1994 principally as a result of a more favorable product mix and greater utilization of manufacturing capacity. Margins on household products remained constant year-to-year, while margins on commercial and industrial products improved slightly due to manufacturing efficiencies.

  Selling, General and Administrative Expenses: SG&A expenses as a percentage of sales remained constant at 32.8%. Increases due to inflation were offset by the impact of higher sales volumes.

  Administrative Expenses Allocated from Samsonite: Administrative expenses allocated from Samsonite represent certain accounting and management services performed for the benefit of the Company primarily related to the reorganization of Astrum and the Spin-off. These services were not provided to the Company in prior years, and are not expected to recur.

  Restructuring Expenses: The severance, other personnel related costs and facility shut-down expenses related to the European restructuring resulted in charges in fiscal 1994 and fiscal 1995 of $2.1 million and $5.9 million, respectively.

  Amortization of Intangible Assets: Amortization of intangible assets increased to $38.7 million in fiscal 1995 from $23.3 million in fiscal 1994 due to the inclusion of a full year of "Amortization of Reorganization Value in Excess of Identifiable Assets" in fiscal 1995 resulting from "fresh start" accounting as required by SOP 90-7 as compared to only seven months of such amortization being included in the prior year.

  Other Income (Expense), Net: Other income (expense), net decreased to $0.4 million in fiscal 1995 from $1.6 million in fiscal 1994. This decrease was due to the recognition of a gain from an insurance settlement related to the fire that destroyed the Company's Belgian plant in fiscal 1994.

  Adjusted Income Before Interest and Taxes: Adjusted income before interest and taxes increased $2.9 million, or 9.1%, from $31.8 million in fiscal 1994 to $34.7 million in fiscal 1995, due primarily to the reasons described above.

  EBITDA: EBITDA as a percentage of sales was 15.0% in fiscal 1995, remaining relatively constant compared to fiscal 1994.

  Interest Income (Expense), Net: Interest income decreased to $1.4 million in fiscal 1995 from $2.3 million in fiscal 1994, a decrease of $0.9 million. This decrease resulted from reduced available cash due to payments of $93.5 million to the Company's parent in June 1993 related to Astrum's reorganization. Interest expense increased to $19.1 million in fiscal 1995 from $12.6 million in fiscal 1994, an increase of $6.5 million. Fiscal 1995 interest expense included twelve months of interest on a note due to Samsonite as compared to only seven months of interest being included in fiscal 1994.

  Income Taxes: The effective tax rate differs from the statutory rate primarily because of the non-deductibility of the "Amortization of Reorganization Value in Excess of Identifiable Assets."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's operating cash requirements consist principally of working capital requirements, scheduled payments of principal on its outstanding indebtedness and capital expenditures. The Company believes that cash flow from operating activities and periodic borrowings will be adequate to meet the Company's operating cash requirements in the future.

  Cash provided by operating activities was $13.4 million, $12.4 million and $13.0 million in fiscal 1996, 1995 and 1994, respectively. The increase in cash provided by operating activities of $1.0 million in fiscal 1996 was principally due to improved operating results and reduced interest expense, offset by increased investments in working capital. In fiscal 1995, cash flows from operations were adversely impacted from the full year interest expense relating to a $150 million note payable to Samsonite as compared to only seven months in fiscal 1994. This adverse impact in fiscal 1995 was offset by favorable working capital changes. In the six months ended July 31, 1996 cash provided by operating activities was $1.3 million, an increase of $1.9 million from the prior year's comparable period resulting from improved operating results and reduced interest offset by increases in working capital which were required to fund the higher sales volume and new initiatives such as the introduction of new consumer products in the current year.

  Cash utilized for capital expenditures during the six months ended July 31, 1996 and in fiscal 1996, 1995 and 1994 was $7.4 million, $8.8 million, $10.8 million, and $7.7 million, respectively. During the first six months of fiscal 1997, capital expenditures have increased over historical levels due to expenditures associated with new dealerships in the U.S. and France and the expansion of manufacturing operations at the Company's Everpure facility. Capital expenditures are expected to continue to be made, as required, for the purpose of maintaining and improving operating facilities and equipment to increase manufacturing efficiencies and enhance the Company's competitiveness and profitability on a worldwide basis.

  At July 31, 1996, the Company had available credit under the Credit Facility of $114 million. The Company's Credit Facility is available, among other things, to finance the working capital needs of the Company, fund standby letters of credit to support international debt and finance acquisitions. Loans obtained under the Credit Facility bear interest, at the election of the Company, at either the bank's base rate or a Eurodollar rate, in both cases, together with an applicable margin based on the consolidated financial performance of the Company.

  In the fourth quarter of fiscal 1996, the Company completed a public offering of 4,025,000 shares of Common Stock, at $23.50 per share, providing net proceeds of approximately $87 million which were used to repay indebtedness under the Credit Facility. The offering proceeds have provided the Company with a capital structure which will enable it to pursue its acquisition initiatives and strategically compete in the water industry today.

  Since the Spin-off, the Company completed several acquisitions of businesses which complement existing products and operations of the Company. The aggregate purchase price of approximately $21.6 million, which includes the assumption of approximately $3.9 million of debt, was financed through borrowings under the Credit Facility. The Company intends to continue to make strategic acquisitions as part of its business strategy and presently expects to finance these activities either by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. No assurance can be given, however, with respect to the financial or business effect of any possible future acquisitions.

  The Company's principal non-U.S. operations are located in Western Europe, the economies of which are not considered to be highly inflationary. The Company's subsidiaries in Spain, Italy and Belgium are subject to currency fluctuations because these subsidiaries have monetary assets and liabilities denominated in other than their respective local currencies. It is the Company's policy not to speculate in non-U.S. currencies, but rather to hedge against currency changes by using bank borrowings by its non-U.S. subsidiaries to reduce the extent to which its monetary assets are at risk. From time to time, the Company has entered into forward exchange contracts in order to hedge its exposure on certain intercompany transactions. As of July 31, 1996, the Company had three forward exchange contracts. One of such contracts for $2 million expired in August 1996 and the other two contracts for $4.3 million expire in July 1997. Net assets of the Company's non-U.S. subsidiaries translated at July 31, 1996 exchange rates were approximately $41.0 million at July 31, 1996, an increase of approximately 10% from January 31, 1996.

                                   BUSINESS

  The Company serves the household and consumer market, including the bottled water market, and the commercial and industrial markets, including PDS and other markets, offering a broad range of products and services. The Company's product lines include filtration devices, reverse osmosis systems, desalination facilities, bottled water, water softeners, deionizers and ultrafiltration products. Product sizes range from small devices for residential customers to large multi-process systems that are custom engineered and manufactured for industrial customers. Through its independent dealers, Company-owned dealers and international distributors, the Company also offers a full line of accessories, replacement parts and services. In addition, the Company is a major provider of PDS both domestically and internationally.

  The Company conducts its activities in two principal areas: household and consumer, including bottled water, and commercial and industrial, including PDS.

  HOUSEHOLD AND CONSUMER. The Company is the leading manufacturer and distributor of water purification and treatment products to the residential market in the United States. These products include a broad range of filters, reverse osmosis units and water softeners that address residential water problems, including the removal of lead, cysts and other health-related contaminants, the elimination of chlorine and unpleasant odors and tastes from water and the softening of water by removing minerals. Culligan's leading position in the U.S. residential market is due in large part to its product quality and strong brand recognition, popularized by its famous "Hey Culligan Man"(R) commercials, as well as its extensive dealer network which is available for installation and service. Culligan's licensed bottled water sales have grown to rank fifth in the five-gallon bottled water market in the United States with an estimated 250,000 accounts and is the only brand in the five-gallon bottled water business with a nationwide distribution network.

  This year, Culligan, through its newly-formed Consumer Markets Division, launched a line of water filtration products for sale through department stores and do-it-yourself outlets utilizing the WaterWare by Culligan(R) tradename. The line includes faucet mount filters, under-counter systems and a whole house sediment and rust filtration system, with products expected to be available in over 5,000 retail stores by the end of 1997. This line offers additional price point alternatives to consumers who are becoming increasingly aware of, and concerned about, water quality and provides Culligan the opportunity to leverage its strong brand recognition and to broaden its customer reach. Culligan has also entered into a marketing partnership with Health o Meter, the parent of Mr. Coffee, for co-branded pour through pitchers. The Company has also initiated plans for additional marketing partnerships under which Culligan will supply filtration elements for refrigerator water/ice dispenser systems, integral faucet systems, coffee makers and other products, all prominently displaying the Water by Culligan(R) logo, furthering Culligan's strategy to co-brand with partners having strong market shares who can offer rapid channel access with the opportunity to obtain recurring revenues from replacement filter sales.

  In its last fiscal year, household and consumer products and services, including bottled water royalties, accounted for approximately 54% of the Company's net sales.

  COMMERCIAL AND INDUSTRIAL. Commercial users require water treatment systems that both remove dissolved minerals and health-related contaminants from the available water supply and produce large quantities of processed water on a cost-effective basis. The Company's commercial products are used extensively in industries where consistently high-quality water is needed to ensure uniformity of taste, appearance and product quality.

  Through its Everpure subsidiary, the Company is the leading supplier of water filtration products used in the foodservice industry. Currently, Everpure filtration systems are installed in nearly all McDonald's, Burger King and Starbucks locations worldwide. Other commercial customers such as airlines, hotels, restaurants, office buildings and apartment complexes use Culligan products to condition, filter, deionize and otherwise treat large quantities of water.

  The Company's industrial treatment systems are custom engineered and combine multiple processes, including clarification, depth filtration, carbon filtration, softening, reverse osmosis, deionization, submicron cartridge filtration and ultraviolet disinfection. These processes can be configured to meet a wide variety of manufacturing needs and applications. Industrial users of the Company's products include manufacturers of electronic products, laboratories, research facilities, food processers, chemical processers, pharmaceutical manufacturers and printers.

  The Company's newly-acquired Bruner operation designs and manufactures water softeners, filters, deionizers, dealkalizers, demineralizers, degasifiers and reverse osmosis systems in standard and custom design configurations for commercial and industrial applications worldwide. Bruner products are sold through an extensive network of independent sales representatives supported by sales and service locations in the United States and abroad.

  In the commercial and industrial markets, the Company typically targets small to medium-sized projects, the pricing and specifications of which are generally based on negotiations with customers rather than on competitive bidding. These projects can be effectively serviced and supported by the Company and its worldwide dealer organization.

  The Company is one of the leading suppliers of PDS to commercial and industrial customers in the United States and Europe through its network of over 380 outlets and approximately 250 regeneration facilities.

  The Company also serves the municipal and desalination markets. In the municipal market, the Company supplies pre-use water treatment equipment to small community systems. The Company currently has in place in North America, Europe and the Middle East over 690 pre-engineered, packaged Multi-Tech(R) and similar Non-U.S. OFSY Omnifiltration(R) systems for small community water treatment. In addition, the Company's Bruner operation also offers self-contained Bruner packaged water treatment plants in the municipal market. The Multi-Tech(R) and Bruner systems are engineered to help smaller communities meet the requirements of the Safe Drinking Water Act on a cost-effective basis. Through Culligan Operating Services, the Company also provides O&M services for water and wastewater treatment facilities for communities and commercial users primarily in Florida and the Southeastern United States. The Company has produced major desalination systems throughout the world. The Company's recently acquired Enerserve operation builds, owns and operates desalination and other water and wastewater treatment systems in the Caribbean.

  In medical markets, the Company is a leading manufacturer of reverse osmosis units that comprise an integral part of the kidney dialysis equipment used by hospitals, hemodialysis centers and other health service providers. The Company's reverse osmosis unit is one of a limited number of such units registered by the United States Food and Drug Administration as a medical device approved for this purpose.

  In its last fiscal year, commercial and industrial products, including PDS and other services, accounted for approximately 46% of the Company's net sales.

  DEALER AND DISTRIBUTION NETWORK. The Company believes that the size and scope of its dealer and distributor network make it uniquely positioned in the water purification and treatment industry. Today there are approximately 1,100 independent Culligan dealers and distributors and 34 Company-owned dealers who distribute and service Culligan products throughout the United States, Canada and Western Europe as well as other foreign markets. In addition, there are over 350 distributors and authorized agents in the United States and Western Europe as well as in other foreign markets that distribute water filtration products of the Company's Everpure subsidiary for the food service industry and other commercial businesses. The Company's newly-acquired Bruner operation has approximately 97 sales representatives that distribute its products in the United States and internationally. The Company believes that this diverse geographical distribution network allows it to react rapidly to changing customer needs as well as to market conditions.

  As part of its distribution system, the Company currently owns 23 Culligan dealers in North America which had total revenues of approximately $58.8 million in fiscal 1996. The Company-owned dealers are primarily located in major metropolitan markets. Such markets include the New York City/New Jersey, Los Angeles, Chicago, Houston and San Francisco metropolitan areas. As part of its growth strategy, the Company recently acquired dealerships in Dallas, Texas, San Diego, California, Glendale, California and Elkhart, Indiana to expand its market presence. In Europe, the Company has 11 Company-owned dealers principally in France, three of which were acquired in fiscal 1996. Company-owned dealer operations generally have a high percentage of revenues which are derived from sources believed to be recurring in nature (estimated to be approximately 70% of total revenues), such as servicing equipment, sales of replacement parts, filters and other consumables, equipment rental and royalties. The Company's dealer and distribution network enables it to offer complete solutions to pre-use water problems for residential, commercial and industrial customers through a combination of testing, product selection, installation, monitoring and service. The Company is continuously upgrading and expanding its dealer network coverage. The Company also has utilized its dealer network and distributors to introduce new product lines and enter new markets.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information about persons known to the Company who are the beneficial owners of more than 5% of the Common Stock, and as to the beneficial ownership of the Common Stock by each of the Company's directors and executive officers and all of the Company's directors and executive officers as a group, as of August 31, 1996. The table also sets forth the beneficial ownership of the Selling Stockholders after giving effect to the Offerings. Except as otherwise indicated, to the knowledge of the Company, the persons identified below have sole voting power and sole investment power with respect to the shares they beneficially own.

                               BENEFICIAL                     BENEFICIAL
                              OWNERSHIP OF                   OWNERSHIP OF
                              COMMON STOCK                   COMMON STOCK
                               BEFORE THE                      AFTER THE
                              OFFERINGS(1)                   OFFERINGS(1)
NAME AND ADDRESS/OR TITLE   --------------------  SHARES   --------------------
OF BENEFICIAL OWNER          NUMBER      PERCENT  OFFERED   NUMBER      PERCENT
-------------------------   ---------    ------- --------- ---------    -------
Apollo Investment Fund,
 L.P....................... 7,334,859(2)  36.8%        --  7,334,859(2)  35.6%
 c/o Apollo Advisors, L.P.
 2 Manhattanville Road
  Purchase, New York 10577
Carl C. Icahn.............. 3,451,803(3)  17.3%  3,451,803         0        0%
 c/o Icahn Associates Corp.
 114 W. 47th Street, 19th
  Floor
 New York, New York 10036
Steven J. Green............ 1,543,118(4)   7.5%  1,543,118         0        0%
 40301 Fisher Island Drive
 Fisher Island, Florida
  33109
R. Theodore Ammon..........       174(5)    *          --        174(5)    *
 Big Flower Press Holdings,
  Inc.
 3 E. 54th Street, 19th
  Floor
 New York, New York 10022
Bernard Attal..............       174(5)    *          --        174(5)    *
 c/o Credit Lyonnais
 1301 Sixth Ave., 38th Fl.
 New York, New York 10022
Leon D. Black..............       174(5)    *          --        174(5)    *
 Apollo Management, L.P.
 1301 Ave. of the Americas
 New York, New York 10019
Robert H. Falk.............       174(5)    *          --        174(5)    *
 Apollo Management, L.P.
 1301 Ave. of the Americas
 New York, New York 10019
Robert L. Rosen............       174(5)    *          --        174(5)    *
 RLR Partners, L.P.
 825 Third Avenue, 40th Fl.
 New York, New York 10022
Marc J. Rowan..............       174(5)    *          --        174(5)    *
 Apollo Management, L.P.
 1301 Ave. of the Americas
 New York, New York 10019
Douglas A. Pertz...........   170,408(6)    *          --    170,408(6)    *
 President and Chief
  Executive Officer

                                   BENEFICIAL                  BENEFICIAL
                                  OWNERSHIP OF                OWNERSHIP OF
                                  COMMON STOCK                COMMON STOCK
                                   BEFORE THE                   AFTER THE
                                    OFFERINGS                 OFFERINGS(1)
NAME AND ADDRESS/OR TITLE OF     ------------------- SHARES  -------------------
BENEFICIAL OWNER                 NUMBER      PERCENT OFFERED NUMBER      PERCENT
----------------------------     -------     ------- ------- -------     -------
Michael E. Salvati..............       0(7)     *      --          0(7)     *
 Vice President, Finance and
  Chief Financial Officer
Edward A. Christensen...........   3,000(8)     *      --      3,000(8)     *
 Vice President, General Counsel
  and Secretary
Ronald A. Rosati................   6,660(9)     *      --      6,660(9)     *
 Vice President, Consumer
  Markets
Kenneth I. Wellings.............   6,500(10)    *      --      6,500(10)
 Vice President, International
All directors and executive
 officers as a group............ 187,612(11)    *      --    187,612(11)    *

--------
*Less than 1.0%
 (1) Percentage amount assumes the exercise by such persons of all options to acquire shares of Common Stock and no exercise by any other person.
 (2) Includes 3,666,696 shares beneficially held by Lion Advisors, L.P. for the benefit of an investment account under management over which Lion Advisors, L.P. holds investment, voting and dispositive power. Lion Advisors, L.P. is an affiliate of Apollo Advisors, L.P. ("Apollo Advisors"), the managing general partner of Apollo Investment Fund, L.P. Each of Messrs. Leon Black and John Hannan, directors of each of Apollo Capital Management, Inc. and Lion Capital Management, Inc., the general partners of each of Apollo Advisors and Lion Advisors, L.P., respectively, and Messrs. Falk and Rowan, disclaim beneficial ownership of all of the indicated shares.
 (3) Includes shares held by Chelonian Corp. (14,964 shares), Meadow Walk Limited Partnership (2,426,146 shares), each of which entities is controlled by Mr. Icahn, and Icahn Charitable Foundation (250,693 shares) and The Icahn Family Foundation (760,000 shares), which are recipients of the shares from entities controlled by Mr. Icahn. Mr. Icahn has advised the Company that this shall not be construed as an admission that Mr. Icahn is the beneficial owner of any securities held of record by such entities. Mr. Icahn was a director of the Company from the Spin-off through July 1996.
 (4) Includes 889,450 shares of Common Stock held of record by Green Family Investments, L.P., a partnership of which a corporation controlled by Mr. Green is sole general partner. Mr. Green has advised the Company that this shall not be construed as an admission that Mr. Green is the beneficial owner of such shares. Also includes currently exercisable options to purchase 653,668 shares of Common Stock at an exercise price of $8.38 per share. Such options will be exercised in connection with the Offerings and the shares issuable upon such exercise will be sold in the Offerings. Mr. Green was a director of the Company from the Spin-off through May 1996.
 (5) Consists of shares issuable in lieu of directors' fees under the Company's Directors' Stock Plan for the quarter ended July 31, 1996. The exact number of shares issuable under such plan for future quarters in lieu of directors' fees is not currently determinable.
 (6) Includes presently exercisable options to purchase 163,808 shares; does not include options for 327,618 shares that are not currently exercisable.
 (7) Does not include options for 50,000 shares that are not currently exercisable.
 (8) Includes presently exercisable options to purchase 2,800 shares; does not include options for 32,200 shares that are not currently exercisable.
 (9) Includes currently exercisable options to purchase 1,800 shares; does not include options for 20,700 shares that are not currently exercisable.
(10) Includes currently exercisable options to purchase 6,500 shares; does not include options for 32,000 shares that are not currently exercisable.
(11) Does not include options that are not currently exercisable or shares issuable in lieu of directors' fees under the Company's Directors' Stock Plan in respect of future quarters.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof, there are 19,937,050 shares of Common Stock issued and outstanding. Although no shares of Preferred Stock have been issued as of the date hereof, an aggregate of 300,000 shares have been reserved for issuance in connection with the Company's stockholder rights plan described below under "Stockholder Rights Plan." The following description of the capital stock of the Company and of certain provisions of the Company's Restated Certificate of Incorporation (the "Charter") and the Company's Amended and Restated By-Laws (the "By-Laws") is a summary of the principal terms thereof. Reference is hereby made to the full text of the Charter and By-Laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock remaining after payment of liabilities and liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the stockholders. Although no shares of Preferred Stock have been issued as of the date hereof, an aggregate of 300,000 shares of junior participating preferred stock have been reserved for issuance in connection with the stockholder rights plan described below under "Stockholder Rights Plan." The Company has no other present plans to issue any shares of the Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

CERTAIN CHARTER AND BY-LAWS PROVISIONS

  The Charter and the By-Laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. The Charter provides that the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III, which shall be as nearly equal in number as possible. Class I directors, who will serve for a term ending with the annual meeting of stockholders to be held in 1999, currently consists of four directors, Class II directors, who will serve for a term ending with the annual meeting of stockholders to be held in 1997, consists of four directors and Class III directors, who will serve for a term ending with the annual meeting of stockholders to be held in 1998, consists of one director. A director may be removed by the stockholders, but only for cause, and only by the affirmative vote of the holders, voting as a single class of a majority of the total number of votes entitled to be cast by all holders of the voting stock (the "Voting Stock") which shall include the Common Stock and any class or series of Preferred Stock which by its terms may be voted on all matters submitted to stockholders of the Company generally.

  The purpose of a classified board is to promote conditions of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors, by guaranteeing that in the ordinary course at least two-thirds of the directors will at all times have had at least one year's experience as directors of the Company. However, for similar reasons, a classified board may deter certain mergers, tender offers or other takeover attempts which some or a majority of the holders of the Company's stock may deem to be in their best interest, since it would take two annual meetings of stockholders to elect a majority of the Board of Directors. Similarly, a classified board structure would delay stockholders who do not like the policies of the Board of Directors from removing a majority of the Board of Directors at a single annual meeting.

  ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Company's Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been specified in the notice of the meeting given by or at the direction of the Company's Board (or any duly authorized committee thereof) or brought before the meeting by, or at the direction of, the Company's Board (or any duly authorized committee thereof) or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

  Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made or business to be conducted at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting or, in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, not later than the close of business on the 10th day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

  In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or conduct certain business at an annual meeting must contain certain specified information. If the Chairman of the Board of Directors presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

STOCKHOLDER RIGHTS PLAN

  On September 13, 1996, the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on

September 26, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a purchase price of $78, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent.

  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than an Exempted Person (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. "Exempted Person" indicates any person who is the beneficial owner, on September 3, 1996, of 15% or more of the outstanding Common Stock and such person's affiliates and associates, provided that such person, and such person's affiliates and associates, do not increase their percentage ownership of the Common Stock by more than five percentage points over their percentage ownership on such date.

  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 13, 1997, unless earlier redeemed or extended by the Company as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

  In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the disinterested directors determine not to be inadequate and to otherwise be in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

  For example, at an exercise price of $78 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $156 worth of Common Stock (or other consideration, as noted above) for $78. Assuming that the Common Stock had a per share value of $39 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $78.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

  At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.005 redemption price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

  Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen a time period relating to when the Rights may be redeemed may be made at such time as the Rights are not redeemable.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at any time until ten
(10) business days following the Stock Acquisition Date.

STATUTORY PROVISIONS

  Section 203 of the Delaware General Corporation Law (the "GCL") prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the GCL in which case such election becomes effective one year after its adoption. In the Charter, the Company has elected not to be governed by Section 203 of the GCL. Such election became effective in September 1996.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The Company has 19,937,050 shares of Common Stock outstanding on the date of this Prospectus, all of which will be freely tradeable without restriction or further registration under the Securities Act, except for any shares held or purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Any shares purchased in the Offerings or otherwise held by an Affiliate of the Company may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144.

  In general, under Rule 144 as currently in effect, an Affiliate of the Company is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 199,370 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about the Company.

  In connection with the Spin-off, the Company entered into a registration rights agreement (the "Registration Rights Agreement") for the benefit of Apollo and the Selling Stockholders. As of the date of this Prospectus, approximately 11.7 million shares of outstanding Common Stock constitute registrable common stock under the Registration Rights Agreement, of which 4,341,253 are being sold pursuant to the Offerings.

  Subject to certain exceptions, Apollo (which owns approximately 7.3 million outstanding shares of Common Stock) has agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for or warrants, options or rights to acquire, Common Stock, directly or indirectly, for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. In addition, the Company will agree not to effect a registration, without the prior consent of Goldman, Sachs & Co., with respect to the sale of any shares of Common Stock by any stockholder of the Company (other than a registration on Form S-8) for a period of 90 days after the date of this Prospectus.

  The Company has filed with the Commission registration statements on Form S-8 with respect to an aggregate of approximately 2.4 million shares of Common Stock issuable or reserved for issuance upon exercise of stock options and for issuance under the Company's Directors' Stock Plan.

  No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's Common Stock in the public market could adversely affect prevailing market prices of the Company's Common Stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

  Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

  A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or is likely to become) and, assuming that the Common Stock is considered to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder holds or has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the Common Stock. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult any applicable treaties that may provide for different rules.

PROPOSED REGULATIONS

  Recently proposed Treasury regulations (the "Proposed Regulations"), if finalized in their current form, could affect the procedures to be followed by a Non-United States Holder in establishing non-United States person status for purposes of the United States Federal withholding rules. The Proposed Regulations are not currently effective but, if finalized in their current form, would be effective for payments made after December 31, 1997. Prospective investors are urged to consult their tax advisors regarding the effect, if any, of the Proposed Regulations on their purchase, ownership, and disposition of the Common Stock.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

  Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payment of the proceeds of sales of Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the International Underwriters named below (the "International Underwriters"), and each of such International Underwriters, for whom Goldman Sachs International, Bear, Stearns International Limited, NatWest Securities Limited, Smith Barney Inc. and Jefferies International Limited are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                        INTERNATIONAL UNDERWRITERS                   COMMON STOCK
                        --------------------------                   ------------
      Goldman Sachs International...................................   181,800
      Bear, Stearns International Limited...........................   181,796
      NatWest Securities Limited....................................   181,796
      Smith Barney Inc. ............................................   181,796
      Jefferies International Limited...............................   181,796
      Credit Lyonnais Securities....................................    30,000
      J.P. Morgan Securities Ltd....................................    30,000
      J.Henry Schroder & Co. Limited................................    30,000
                                                                       -------
          Total.....................................................   998,984
                                                                       =======

  Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $.890 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $.305 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the Representatives.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 3,995,937 shares of Common Stock in a U.S. offering inside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings will be identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Bear, Stearns & Co. Inc., NatWest Securities Limited, Smith Barney Inc. and Jefferies & Company, Inc.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered as a part of the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 149,848 additional shares of Common Stock, solely to cover over-allotments, if any. If the International Underwriters exercise such over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 998,984 shares of Common Stock offered hereby. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 599,391 additional shares of Common Stock.

  The Company and Apollo have agreed, for a period of 90 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities which are substantially similar to the shares of Common Stock including, but not limited to, securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any substantially similar securities without the prior written consent of Goldman, Sachs & Co., other than (i) pursuant to employee stock option plans or on the conversion or exchange of convertible or exchangeable securities or stock options outstanding on the date of this Prospectus, (ii) the shares of Common Stock offered in connection with the Offerings, (iii) in the case of the Company, in consideration for acquisitions, provided that any recipient of Common Stock in such acquisition agrees to be bound by a restriction not to offer, sell, contract to sell or otherwise dispose of such shares during the remainder of such 90-day period, without the prior written consent of Goldman, Sachs & Co. and (iv) in the case of Apollo, in transactions with an affiliate or not requiring registration under the Securities Act, provided that in each case any affiliate or transferee of Common Stock in such transaction agrees to be bound by a restriction not to offer, sell, contract to sell or otherwise dispose of such shares during the remainder of such 90-day period, without the prior written consent of Goldman, Sachs & Co. In addition, the Company has agreed not to effect a registration with respect to the sale of any shares of Common Stock by any stockholder of the Company (other than a registration on Form S-8) for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co.

  Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person whose is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

  The Company and the Selling Stockholders have agreed to indemnify the several International Underwriters and U.S. Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York, and for the Underwriters by Sidley & Austin, Chicago, Illinois. Skadden, Arps, Slate, Meagher & Flom, has from time to time represented certain of the Underwriters in connection with unrelated legal matters.

                                    EXPERTS

  The financial statements and schedule of the Company as of January 31, 1995 and 1996, and for each of the periods in the three year period ended January 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that Astrum was required to establish a new basis of accounting and adjust the recorded amounts of assets and liabilities to fair market values at June 30, 1993. The Company's consolidated financial statements include the continuing impact of the recapitalization.

Inside Back Cover:

Pictures of Multi-Tech (R) municipal water system, a large desalination system, an industrial water treatment system, a distilled water remineralization system and four of the Company's offices.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information....................................................     3
Incorporation of Certain Documents by Reference...........................     3
Prospectus Summary........................................................     5
Risk Factors..............................................................    10
Use of Proceeds...........................................................    13
Capitalization............................................................    13
Price Range of Common Stock...............................................    14
Dividend Policy...........................................................    14
Selected Historical and Pro Forma Consolidated Financial Data.............    15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    20
Business..................................................................    26
Principal and Selling Stockholders........................................    29
Description of Capital Stock..............................................    31
Shares Eligible for Future Sale...........................................    35
Certain United States Federal Tax Consequences to Non-United States
 Holders..................................................................    36
Underwriting..............................................................    38
Legal Matters.............................................................    40
Experts...................................................................    40

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                               4,994,921 SHARES

                       CULLIGAN WATER TECHNOLOGIES, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                               [LOGO] CULLIGAN

                                  -----------

                          GOLDMAN SACHS INTERNATIONAL

                      BEAR, STEARNS INTERNATIONAL LIMITED

                          NATWEST SECURITIES LIMITED

                               SMITH BARNEY INC.

                        JEFFERIES INTERNATIONAL LIMITED

               REPRESENTATIVES OF THE INTERNATIONAL UNDERWRITERS

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